Exhibit 99.1

Weibo Reports First Quarter 2015 Results

BEIJING, China, May 14, 2015—Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the quarter ended March 31, 2015.

First Quarter 2015 Highlights

•                   Net revenues increased 43% year over year to $96.3 million, exceeding the Company’s guidance between $93 million and $96 million.

•                   Advertising and marketing revenues increased 53% year over year to $79.2 million.

•                   Weibo Value Added Services (“Weibo VAS”) revenues increased 9% year over year to $17.1 million.

•                   Net loss attributable to Weibo’s ordinary shareholders decreased 94% year over year to $2.9 million, or $0.01 diluted net loss per share.

•                   Non-GAAP net income attributable to Weibo’s ordinary shareholders was $2.9 million, or non-GAAP diluted net income per share of $0.01, compared to a non-GAAP net loss of $4.8 million for the same period last year.

•                   Non-GAAP adjusted EBITDA was $6.9 million, compared to a non-GAAP adjusted EBITDA of negative $0.5 million for the same period last year.

•                   Monthly active users (“MAU”) were 198 million for the month of March 2015, up 38% year over year. Mobile MAU was 86% of total MAU in March. Daily active users (“DAU”) were 89 million on average for the month of March 2015, up 34% year over year.

“Weibo’s MAU grew at its fastest pace since our IPO in March with mobile MAU up 57% year over year,” stated Gaofei Wang, Weibo’s CEO. “On the monetization front, Weibo’s advertising and marketing revenues also saw strong growth in the first quarter, particularly in the small and medium-sized enterprise segment where revenues grew 125% year over year, boosted by the momentum generated from Weibo’s self-service platform.”

First Quarter 2015 Financial Results

For the first quarter of 2015, Weibo reported net revenues of $96.3 million, compared to $67.5 million for the same period last year. Advertising and marketing revenues for the first quarter of 2015 totaled $79.2 million, compared to $51.9 million for the same period last year. Weibo VAS revenues for the first quarter of 2015 totaled $17.1 million, compared to $15.7 million for the same period last year.

Costs and expenses for the first quarter of 2015 totaled $100.6 million, compared to $75.6 million for the same period last year. Non-GAAP costs and expenses for the first quarter of 2015 was $94.7 million, up 30% from the same period last year. The increase in non-GAAP costs and expenses was mainly due to an increase in personnel-related costs, marketing expenditures, revenue share of Weibo VAS and infrastructure-related costs from the growth in traffic.

Loss from operations for the first quarter of 2015 was $4.3 million, compared to a loss from operations of $8.1 million for the same period last year. Non-GAAP income from operations for the first quarter of 2015 was $1.6 million, compared to a non-GAAP loss from operations of $5.6 million for the same period last year.

Non-operating income for the first quarter of 2015 was $1.5 million, compared to a non-operating loss of $39.9 million for the same period last year, which included a loss of $40.2 million from the change in fair value of investor option liability related to Alibaba’s investment.

Net loss for the first quarter of 2015 was $2.8 million, compared to a net loss of $47.4 million for the same period last year. Diluted net loss per share attributable to Weibo’s ordinary shareholders for the first quarter of 2015 was $0.01, compared to a diluted net loss of $0.31 per share for the same period last year. Non-GAAP net income attributable to Weibo’s ordinary shareholders for the first quarter of 2015 was $2.9 million, compared to a non-GAAP net loss of $4.8 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s ordinary shareholders for the first quarter of 2015 was $0.01, compared to a non-GAAP diluted net loss of $0.03 per share for the same period last year.

As of March 31, 2015, Weibo’s cash, cash equivalents and short-term investments totaled $452.5 million. For the first quarter of 2015, cash provided by operating activities was $7.1 million, capital expenditures totaled $3.8 million, and depreciation and amortization expenses amounted to $5.6 million.

Business Outlook

For the second quarter of 2015, Weibo estimates that its net revenues to be between $102 million and $105 million, which assumes that certain planned initiatives with Alibaba are still expected to begin in the second quarter, but revenue for which may need to be deferred to the second half of 2015 for revenue recognition purposes. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures:  non-GAAP costs and expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP diluted net income (loss) per share attributable to Weibo’s ordinary shareholders and non-GAAP adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, and change in fair value of investor option liability. In addition, non-GAAP adjusted EBITDA excludes depreciation expenses, interest income (expenses) and income tax expenses (benefits). The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of GAAP and Non-GAAP Measures.”

Conference Call

Weibo will host a conference call at 9 PM — 10 PM Eastern Time on May 14, 2015 (or 9 AM — 10 AM Beijing Time on May 15, 2015) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 (888) 346-8982

Hong Kong Toll Free:  +852 800-905-945

China Toll Free:  +86 400-120-1203

International:  +1 (412) 902-4272

Passcode for all regions:  Weibo

A replay of the conference call will be available through midnight Eastern Time, May 28, 2015. The dial-in number is +1 (412) 317-0088. The passcode for the replay is 10065841.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness on Weibo.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to develop the small and medium enterprise market by the Company or through cooperation with other parties, including Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 28, 2015 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3231

Email: ir@staff.weibo.com

WEIBO CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

(Unaudited)

	Three months ended
	March 31,		December 31,
	2015	2014	2014
Net revenues:
Advertising and marketing	$79,160	$51,853	$87,973
Weibo VAS	17,130	15,657	17,239
Total net revenues	96,290	67,510	105,212

Costs and Expenses:
Cost of revenues (a)	28,925	17,443	25,786
Sales and marketing (a)	31,177	23,849	34,045
Product development (a)	34,328	28,808	33,112
General and administrative (a)	6,169	5,472	7,397
Total costs and expenses	100,599	75,572	100,340
Income (loss) from operations	(4,309)	(8,062)	4,872

Non-operating income (loss):
Change in fair value of investor option liability	—	(40,188)	—
Interest and other income (expenses), net	1,459	297	3,017
	1,459	(39,891)	3,017

Income (loss) before income tax expenses	(2,850)	(47,953)	7,889
Income tax (expenses) benefits	5	576	(2,877)

Net income (loss)	(2,845)	(47,377)	5,012
Less: Net income (loss) attributable to noncontrolling interest	49	—	421

Net income (loss) attributable to Weibo’s ordinary shareholders	$(2,894)	$(47,377)	$4,591

Basic net income (loss) per share attributable to Weibo’s ordinary shareholders	$(0.01)	$(0.31)	$0.02
Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$(0.01)	$(0.31)	$0.02

Shares used in computing basic
net income (loss) per share attributable to Weibo’s ordinary shareholders	204,985	150,596	202,844
Shares used in computing diluted
net income (loss) per share attributable to Weibo’s ordinary shareholders	204,985	150,596	216,845

(a) Stock-based compensation in each category:
Cost of revenues	$252	$169	$194
Sales and marketing	694	257	368
Product development	2,308	592	1,655
General and administrative	2,293	1,171	2,290

WEIBO CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

	March 31,	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$284,372	$283,462
Short-term investments	168,169	166,414
Accounts receivable, net	133,262	120,210
Amount due from SINA	2,380	—
Prepaid expenses and other current assets	22,154	16,104
Current assets subtotal	610,337	586,190

Property and equipment, net	29,291	30,874
Goodwill and intangible assets, net	14,812	15,191
Investments	46,454	45,199
Other assets	3,023	327
Total assets	$703,917	$677,781

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$2,261	$2,420
Accrued liabilities	108,715	87,478
Deferred revenues	21,162	20,957
Amount due to SINA	—	1,717
Current liabilities subtotal	132,138	112,572

Long-term liabilities	780	873
Total liabilities	132,918	113,445

Shareholders’ equity:
Weibo ordinary shareholders’ equity	569,893	563,281
Non-controlling interest	1,106	1,055
Total shareholders’ equity	570,999	564,336

Total liabilities and shareholders’ equity	$703,917	$677,781

WEIBO CORPORATION

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share data)

(Unaudited)

	Three months ended
	March 31, 2015				March 31, 2014				December 31, 2014
				Non-GAAP				Non-GAAP				Non-GAAP
Non-GAAP Results:	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$79,160			$79,160	$51,853			$51,853	$87,973			$87,973
Weibo VAS	17,130			17,130	15,657			15,657	17,239			17,239
Net revenues	$96,290			$96,290	$67,510			$67,510	$105,212			$105,212

		(5,547	)(a)			(2,189	)(a)			(4,507	)(a)
		(371	)(b)			(280	)(b)			(381	)(b)
Total costs and expenses	$100,599	$(5,918)		$94,681	$75,572	$(2,469)		$73,103	$100,340	$(4,888)		$95,452

		5,547	(a)			2,189	(a)			4,507	(a)
		371	(b)			280	(b)			381	(b)
Income (loss) from operations	$(4,309)	$5,918		$1,609	$(8,062)	$2,469		$(5,593)	$4,872	$4,888		$9,760

						2,189	(a)
		5,547	(a)			191	(b)			4,507	(a)
		269	(b)			40,188	(c)			275	(b)
Net income (loss) attributable to Weibo’s ordinary shareholders	$(2,894)	$5,816		$2,922	$(47,377)	$42,568		$(4,809)	$4,591	$4,782		$9,373

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$(0.01)			$0.01	$(0.31)			$(0.03)	$0.02			$0.04

Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	204,985	11,488	(d)	216,473	150,596	—		150,596	216,845	—		216,845

Non-GAAP adjusted EBITDA:

Non-GAAP net income (loss)				$2,922				$(4,809)				$9,373
Depreciation expenses				5,259				5,134				5,647
Interest income, net				(1,380)				(347)				(1,764)
Income tax expenses (benefits)				88				(487)				2,971
Non-GAAP adjusted EBITDA				$6,889				$(509)				$16,227

(a)  To adjust stock-based compensation.

(b)  To adjust amortization of intangible assets and tax provision on amortization of acquired intangible assets.

(c)  To adjust the change in fair value of investor option liability.

(d)  To adjust the number of shares used in computing diluted net income per share from diluted net loss per share.

WEIBO CORPORATION

ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

(Unaudited)

	Three months ended
	March 31,		December 31,
	2015	2014	2014

Net revenues
Advertising and marketing revenues:
Other than Alibaba	$44,667	$31,992	$49,957
Alibaba	34,493	19,861	38,016
Subtotal	79,160	51,853	87,973

Weibo VAS	17,130	15,657	17,239
	$96,290	$67,510	$105,212